Exhibit 99

THE NEWALLIANCE BANK

401(k) PLAN

Financial Statements as of

December 31, 2011 and 2010

And

Supplemental Schedule

Together with

Report of Independent Registered

Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Benefits Committee of

    First Niagara Financial Group, Inc.:

We have audited the accompanying statement of net assets in liquidation available for benefits of The NewAlliance Bank 401(k) Plan (the Plan) as of December 31, 2011, and the related statement of changes in net assets in liquidation available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2010 were audited by other auditors whose report dated October 13, 2011 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in liquidation available for benefits of the Plan as of December 31, 2011, and the changes in net assets in liquidation available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year), as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bonadio & Co., LLP
Bonadio & Co., LLP

June 28, 2012

Williamsville, NY

THE NEWALLIANCE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

(In thousands)

	2011	2010
ASSETS
Investments, at fair value:
Cash and cash equivalents	$10,497	$7,053
Mutual funds	27,704	31,142
Registered investment company	3,789	—
Common/collective trust fund	—	2,835
Unitized stock fund	—	9,655

Total investments	41,990	50,685
Notes receivable from participants	616	1,202
Contribution receivable	—	3

Total assets	42,606	51,890
LIABILITIES
Accrued expenses	20	21

NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS	$42,586	$51,869

The accompanying notes are an integral part of these statements.

THE NEWALLIANCE BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

(In thousands)

ADDITIONS
Employee contributions	$1,763
Employer contributions	15
ESOP transfers into the Plan	3,246
Interest and dividend income	452
Interest on notes receivable from participants	35

Total additions	5,511

DEDUCTIONS
Distributions to participants	12,245
Net depreciation in fair value of investments, including realized gains and losses on sales	2,363
Administrative expenses	186

Total deductions	14,794

Net decrease	(9,283)
NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS - beginning of year	51,869

NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS - end of year	$42,586

The accompanying notes are an integral part of these statements.

THE NEWALLIANCE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

1.	DESCRIPTION OF THE PLAN

The following description of The NewAlliance Bank 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Termination

On April 15, 2011 (the Merger Date), NewAlliance Bancshares, Inc. (the Company), the holding company of NewAlliance Bank (the Bank), was acquired by First Niagara Financial Group, Inc. (First Niagara) and immediately preceding this date, the Plan was terminated. No new participants shall enter the Plan, and the assets of the Plan shall be distributed to Plan participants upon receipt of a favorable IRS determination letter.

General

The Plan is a defined contribution plan covering eligible employees of the Bank, which is a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All administrative expenses of the Plan are paid by the Plan unless otherwise paid by First Niagara.

Eligibility and Employee Contributions

Prior to the Merger Date, an employee who had been employed by the Bank for three months and was at least 20-1/2 years old was eligible to participate in the Plan. A participant could elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service (IRS) defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan. Participants could enter the Plan on the first day of any month following the month in which they met the eligibility requirements.

Employer Contributions

Prior to the Merger Date, an employee who had been employed by the Bank for one year and was at least 20-1/2 years old was eligible to receive matching contributions beginning the quarter after the one-year anniversary of service. Employer matching contributions were made to The NewAlliance Bancshares, Inc. Employee Stock Ownership Plan (ESOP) in the form of common shares of the Bank. Effective January 1, 2009 the Company adopted a safe harbor amendment providing for annual safe harbor matching contributions made to the ESOP equal to $1.00 for each $1.00 of a participant’s contribution, up to 3% of a participant’s compensation, plus an additional matching contribution of $0.50 for each $1.00 contribution that exceeded 3% of the participant’s compensation up to and including 5% of a participant’s compensation. This equated to a maximum available matching contribution of 4%.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their accounts into one of several investment options. Plan participants are allowed to diversify their ESOP assets by transferring those assets into their individual 401(k) accounts utilizing the investment options available in the Plan.

1.	DESCRIPTION OF THE PLAN (Continued)

Vesting

As of the Merger Date, all participants became fully vested in their entire account balances.

Payment of Benefits

Prior to the Merger Date, a participant was able to apply to the Plan to withdraw amounts from their account if they were over 59-1/2 years old and (i) their account had accumulated for at least 2 years or (ii) they had been a participant in the Plan for at least 5 years. In addition, a participant was able to apply for a withdrawal in the event of hardship, as defined in the Plan. All hardship withdrawals were subject to the approval of the Plan Administrator and must meet the hardship requirements as defined by the IRS.

If a participant does not elect to have a mandatory distribution of benefits greater than $1,000 and less than $5,000 paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the Plan Administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator.

Participants in the Plan who were terminated prior to January 1, 2011 were able to elect to receive a distribution of their account balance provided their request was submitted timely. Participants with current installment distributions in pay status prior to the Merger Date will continue to be paid until the Plan receives a favorable IRS determination letter, at which time the remaining balance will be paid in a lump sum. Distributions for all other participants were subject to the guidelines of the Merger Agreement.

Forfeitures

Forfeitures available to reduce matching contributions, discretionary profit sharing contributions or pay expenses of Plan administration amounted to $13,559 and $2,642 at December 31, 2011 and 2010, respectively. For the year ended December 31, 2011, $3,990 of the forfeiture reserve balance was used for Plan expenses.

Notes Receivable from Participants

Prior to the Merger Date, participants could borrow from their.fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance. The loans are collateralized by the participant’s vested account balance and generally bear a fixed interest rate based on the current prime interest rate as of the loan origination date. Principal and interest is paid through monthly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence, which are repaid according to the provisions in the Plan document. Participants that were not retained by First Niagara immediately following the merger were required to repay their outstanding loans within 90 days from the date their employment ended with the Bank. If the balance was not repaid within this time frame, the loan was deemed a distribution of the Plan and became taxable to the participant.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. As a result of the Plan’s termination, as described in Note 1, the Plan changed its basis of accounting from the ongoing plan basis to the liquidation basis for periods after December 31, 2009. The liquidation basis of accounting presents assets at amounts expected to be realized in liquidation and liabilities at amounts expected to be paid. At December 31, 2011 and 2010, there were no material differences between amounts presented on the liquidation basis and those that would have been presented on the ongoing plan basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Plan considers all highly liquid investments purchased with maturity dates of three months or less to be cash equivalents.

Investment Valuation and Income Recognition

The Plan’s assets are invested in various investments through Wells Fargo Bank. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Concentration of Credit Risk

The Plan maintains its cash balances with a third party which may at times exceed federally insured limits. The Plan has not experienced any losses in such accounts. The Plan Administrator believes the Plan is not exposed to any significant credit risk on cash and cash equivalents.

Risks and Uncertainties

The Plan’s assets include various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to the value of such investments, changes in the values of investments will occur and such changes could materially affect the amounts reported in the accompanying financial statements.

3.	CONVERSION OF STOCK UNDER MERGER AGREEMENT

Under the terms of the Merger Agreement, each outstanding share of the Company’s stock was converted into the right to receive either 1.10 shares of common stock of First Niagara, or $14.28 in cash, or a combination thereof. Based on the final election results and applying the adjustment, election and allocation procedures set forth in the Merger Agreement, the Company’s stockholders received the following consideration:

•	Stockholders who made valid elections to receive stock consideration received stock consideration for 100% of their shares subject to such election;

•	Stockholders who made valid elections to receive cash consideration received cash consideration for 100% of their shares subject to such election;

•	Stockholders who made no election or failed to make a valid election, received cash consideration for 85.5% of their shares and stock consideration for the remaining 14.5% of their shares.

4.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Current accounting guidance establishes a fair value hierarchy based on the transparency of inputs participants use to price an asset or liability. The fair value hierarchy prioritizes these inputs into the following three levels:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that are available at the measurement date.

Level 2 Inputs – Inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair value of the asset or liability and are based on the entity’s own assumptions about the assumptions that market participants would use to price the asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe our valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at each measurement date.

The following tables summarize the Plan’s assets measured at fair value on a recurring basis at December 31, 2011 and 2010. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

4.	FAIR VALUE MEASUREMENTS (Continued)

	Level 1	Level 2	Level 3	Total
December 31, 2011:
In thousands
Cash and cash equivalents	$10,497	$—	$—	$10,497
Mutual funds:
Bonds	2,885	—	—	2,885
Equity:
Large Cap	4,776	—	—	4,776
Mid Cap	14,223	—	—	14,223
Small Cap	1,949	—	—	1,949
International	2,582	—	—	2,582
Real Estate	1,289	—	—	1,289
Registered investment company:
First Niagara stock fund	3,789	—	—	3,789

	$41,990	$—	$—	$41,990

	Level 1	Level 2	Level 3	Total
December 31, 2010:
In thousands
Cash and cash equivalents	$7,053	$—	$—	$7,053
Mutual funds:
Bonds	2,640	—	—	2,640
Equity:
Large Cap	4,900	—	—	4,900
Mid Cap	17,271	—	—	17,271
Small Cap	1,724	—	—	1,724
International	3,551	—	—	3,551
Real Estate	1,056	—	—	1,056
Common collective trust	—	2,835	—	2,835
Unitized stock fund (NewAlliance)	9,655	—	—	9,655

	$47,850	$2,835	$—	$50,685

The Plan did not have any assets measured at fair value on a recurring basis for which the Company utilized Level 3 inputs to determine fair value, and there were no assets measured at fair value on a non-recurring basis at December 31, 2011 and 2010. For the years ended December 31, 2011 and 2010, there were no transfers in or out of Level 1 or Level 2.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Cash and cash equivalents includes uninvested cash held at the Trustee, an interest bearing deposit account and money market funds. The carrying values of the uninvested cash and interest bearing deposit account approximates fair value. Money market funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year end.

The shares of mutual funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end.

4.	FAIR VALUE MEASUREMENTS (Continued)

Common collective trust consists of private funds that invest primarily in marketable equity and fixed income securities. The funds may also invest in insurance contracts and derivatives such as forwards, options and swaps. The fair value of investments in collective trust funds are measured as the fair value of the ownership interest in the fund, which may not always be the fair value of the underlying net assets of the collective investment trust. The net asset value per unit of a collective investment trust is a primary input into the valuation of ownership interest in a collective investment trust. In addition, consideration is given to specific rights or obligations that pertain to the investments.

The registered investment company consists of The First Niagara Financial Group Inc. Stock Fund. This fund consists of First Niagara common stock and a short-term cash component, which provides liquidity for daily trading. First Niagara common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are valued at cost, which approximates fair value.

The NewAlliance Bancshares, Inc. Unitized Stock Fund is an employer stock unitized fund that consists of Company common stock and a short-term cash component, which provides liquidity for daily trading. Company common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are valued at cost, which approximates fair value.

5.	INVESTMENTS

At December 31, 2011 and 2010, the fair value of investments that represent 5% or more of the Plan’s net assets were as follows:

In thousands	2011	2010
Bank of America Cash Reserves Fund	$10,473	*
NewAlliance Bank Certificate of Deposit fund	*	$4,661
Dreyfus Bond Market Index Fund	$2,885	$2,640
Franklin Templeton Conservative Target Fund	$4,776	$4,900
Goldman Sachs Mid Cap Value Fund	$2,163	*
Invesco Van Kampen Mid Cap Growth Fund	$2,315	$2,711
Vanguard 500 Index Fund	$9,745	$12,066
American Europacific Growth Fund	$2,582	$3,551
Union Bond & Trust Company Stable Value Fund	*	$2,835
NewAlliance Bancshares, Inc. Unitized Stock Fund	*	$9,655
First Niagara Financial Group, Inc. Stock Fund	$3,789	*

*	Indicates investment does not represent 5% or more of the Plan’s net assets at December 31, 2011 or 2010.

Net appreciation (depreciation) in fair value of investments, including realized gains and losses on investments sold during the year ended December 31, 2011 was as follows:

In thousands
Common collective trust	$50
Registered investment company	(1,737)
Mutual funds	(676)

$(2,363)

6.	PARTY-IN-INTEREST TRANSACTIONS

Investment product review and recommendations are provided by USI Securities, Inc., who is a related party to USI Consulting Group, Inc., the record keeper as defined by the Plan and, therefore, transactions with USI Securities, Inc. qualify as party-in-interest transactions. Fees paid by the Plan to USI Consulting Group, Inc. amounted to $158,480 for the year ended December 31, 2011.

An investment option available in the Plan was the NewAlliance Bank Certificate of Deposit Fund, which included a certificate of deposit issued by NewAlliance Bank, the Plan Sponsor. This investment was liquidated during the Plan year ended December 31, 2011 and the assets transferred to other Plan options.

The NewAlliance Bancshares, Inc. Unitized Stock Fund included shares of common stock issued by the Company. The First Niagara Financial Group, Inc. Stock Fund includes shares of common stock issued by First Niagara Financial Group, Inc.

Wells Fargo Bank, N.A. is the custodian of Plan assets; therefore, transactions with Wells Fargo qualify as party-in-interest transactions.

7.	INCOME TAXES

The Internal Revenue Service has determined and informed the Plan by a letter dated October 17, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is generally no longer subject to U.S. federal tax examinations for years before 2008.

THE NEWALLIANCE BANK 401(k) PLAN	Schedule I

EIN 06-0469580

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(In thousands)

(a)	(b) Issuer	(c) Description of Investment	(d) Fair Value
		Cash and equivalents:
	Pioneer	Cash Reserves Fund	$24
	Bank of America	Cash Reserves Fund	10,473

			10,497

		Mutual funds:
	American Funds	Europacific Growth Fund	2,582
	Dreyfus Funds	Bond Market Index Fund	2,885
	Franklin Templeton	Conservative Target Fund	4,776
	Goldman Sachs	Mid Cap Value Fund	2,163
	Invesco Van Kampen	Mid Cap Growth Fund	2,315
	Invesco AIM	Real Estate Fund	1,289
	JP Morgan	Small Cap Equity Fund	1,949
	Vanguard	500 Index Fund	9,745

			27,704

		Registered investment company:
*	Wells Fargo Bank	First Niagara Financial Group Inc. Stock Fund	3,789

*	Notes receivable from participants, with interest rates ranging from 3.25% to 8.25%		616

			$42,606

*	Denotes party-in-interest

The accompanying notes are an integral part of this schedule.